UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): July 9, 2020

Corporate Universe, Inc.
(Exact name of registrant as specified in its charter)

Delaware	024-10228
(state or other jurisdictionof incorporation)	(Commission File Number)	(IRS EmployerIdentification Number)

2093 Philadelphia Pike – 8334
Claymont, DE 19703
(Address of principal executive offices) (zip code)

(302) 273-1150
 (Registrant’s telephone number, including area code)

Common Stock
 (Title of each class of securities issued pursuant to Regulation A)

Item 7    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

On July 9, 2020, by two Unanimous Written Consents, the Board of Directors of Corporate Universe, Inc. (the “Company” or “COUV”) appointed Isaac H. Sutton as Chief Executive Officer and Director of the Company. Following Mr. Sutton’s appointment, the Board of Directors accepted the resignation of Christopher Panzeca from all Officer and Director positions with the Company. Mr. Sutton is currently the Company’s sole Officer and Director.

Isaac H. Sutton, CEO and Sole Director

Mr. Sutton has more than 40 years of successful entrepreneurial experience, especially in emerging markets where he has founded and run several companies. He has held multiple roles as either President, Chief Executive Officer, or Chairman of the Board for numerous public companies, including GolP Global, Inc., SavWatt USA, Inc. and Tarsier, Ltd. He holds a Bachelor of Arts degree in Business Administration from Pace University.

The Unanimous Written Consents of the Board of Directors dated July 9, 2020 are attached hereto and incorporated herein as Exhibit 99.1. The foregoing description of the Unanimous Written Consents are qualified by the terms of the full text of the Unanimous Written Consents attached hereto and the terms thereof are incorporated herein by reference.

Item 9    Other Events.

Delaware Certificate of Revival of Charter and Certificate of Amendment

On July 16, 2020, the Company filed a Certificate of Revival of Charter and a Certificate of Amendment with the State of Delaware in order to confirm Isaac H. Sutton’s role as the Company’s sole Officer and Director, to confirm the Company’s name in Delaware as Corporate Universe, Inc. and in general to bring the Company’s Delaware state filings in good standing. A copy of the Certificate of Revival of Charter and the Certificate of Amendment are attached hereto and incorporated by reference herein as Exhibits 3.1 and 3.2.

Settlement Agreement and General Release

Mr. Panzeca’s resignation, and the appointment of Isaac H. Sutton were in connection with the terms of a Settlement Agreement and General Release dated July 9, 2020 (the “Settlement Agreement”), which resolved a lawsuit filed by a shareholder against the Company and Mr. Panzeca on June 24, 2020 in the United States District Court of Baltimore, Maryland, Case No. 1:20-cv-01907 (the “Complaint”). Without admitting any liability, and in exchange for a mutual release of all claims, Mr. Panzeca and the Company entered into the Settlement Agreement in order to avoid the ongoing costs of litigation. Following the execution of the Settlement Agreement, the Complaint was voluntarily dismissed by the Plaintiff on July 9, 2020.

A copy of the Settlement Agreement is attached hereto Exhibit 10.1. The foregoing description of the Settlement Agreement is qualified by the terms of the full text of the Settlement Agreement attached hereto and the terms thereof are incorporated herein by reference.

Exhibit Index to Form 1-U.

Exhibit No.	Description

3.1	Certificate of Revival filed with the State of Delaware on July 16, 2020
3.2	Certificate of Amendment filed with the State of Delaware on July 17, 2020
10.1	Settlement Agreement and General Release dated July 9, 2020
99.1	Unanimous Written Consents of the Board of Directors dated July 9, 2020

SIGNATURES

In accordance with the requirements of Regulation A, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORATE UNIVERSE, INC.

Date: July 30, 2020		/s/ Isaac Sutton
	By:	Isaac Sutton, Chief Executive Officer

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